SECUR 06003044 MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 50034

RECEIVED MAR 0 1 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Charleston Road
(No. and Street)

Mountain View	California	94043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson — (816) 340-3050
(Area Code—Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 5 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

aims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be ported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

TABLE OF CONTENTS

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e)(3)

AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to American Century Brokerage, Inc. (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2/28/2006

Financial Operations Principal
Title

Notary Public: Debby L. Herman

DEBBY L. HERMAN
Notary Public, State of Missouri
Cass County
My Commission Expires
December 22, 2007

STATE OF MISSOURI NOTARY SEAL

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 9,876,690
Receivable from clearing broker	316,722
Deposit with clearing broker	100,000
Prepaid expenses	91,431
Income taxes receivable due from ACC	130,569
Investment in common stock and warrants of the NASDAQ Stock Market, Inc., at fair value	280,158
Deferred income taxes	30,050
TOTAL	$ 10,825,620

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 453,330
Accrued salaries and benefits	295,141
Deferred income taxes	102,639
Total liabilities	851,110
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—authorized 75,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	24,948,768
Accumulated deficit	(14,975,258)
Total stockholder's equity	9,974,510
TOTAL	$ 10,825,620

See notes to financial statements.